NOBILITY HOMES, INC

P.E.
11-5-05

ANNUAL REPORT


NOBILITY HOMES, INC.

Nobility Corporate Headquarters Ocala, Florida



Kitchen of Special Editic Home



Triplewide Model Home

FINANCIAL HIGHLIGHTS

For the years ended November 5, 2005, November 6, 2004 and November 1, 2003

RESULTS FOR THE YEAR	2005	2004	2003
Total net sales	**$ 56,710,925**	$ 50,018,542	$ 39,229,156
Net income	**$ 6,172,217**	$ 4,632,809	$ 3,078,479
Earnings per share – diluted	**$ 1.49**	$ 1.13	$ 0.77
Average shares outstanding – diluted	**4,134,923**	4,116,337	4,021,996

FINANCIAL POSITION AT END OF YEAR	2005	2004	2003
Cash and cash equivalents	**$ 14,368,183**	$ 14,588,332	$ 10,641,748
Short-term investments	**$ 414,526**	$ 777,042	$ 342,550
Long-term investments	**$ 11,833,065**	$ 8,342,382	$ 5,249,825
Working capital	**$ 17,555,635**	$ 16,483,939	$ 14,736,228
Current ratio	**3.2:1**	3.0:1	3.5:1
Stockholders' equity	**$ 37,069,462**	$ 31,373,627	$ 26,816,318
Book value per common share	**$ 9.13**	$ 7.78	$ 6.69
Return on average stockholders' equity	**18%**	16%	12%
Return on average assets	**15%**	13%	10%

ABOUT THE COMPANY AND OUR BUSINESS

At Nobility Homes, Inc. we design, manufacture and sell a broad line of manufactured homes through a network of our own retail sales centers throughout Florida. We pride ourselves on providing well-designed and affordably-built homes that are comfortable, pleasantly decorated, energy efficient and engineered for years of carefree living. The Company has manufacturing plants in Ocala and Belleview, Florida and the corporate headquarters are located in Ocala, Florida.

We also sell our homes on a wholesale basis to approximately 60 manufactured home communities. In order to stimulate sales, we sell homes for display to selected manufactured home communities on special terms. The high visibility of our models in such communities generates additional sales of our homes.

Our homes are available in approximately 100 active models sold under the trade names "Kingswood," "Richwood," "Springwood," "Springwood Special," "Tropic Isle Special," "Regency Manor Special," and "Special Edition." Our homes range in size from 672 to 2,650 square feet and contain from one to five bedrooms and approximately 99% of our home sales are multi-section homes.

The manufactured home industry is highly competitive. Based on number of units sold, we rank 5th in the state of Florida out of the top 45 manufacturers selling manufactured homes in the state. We estimate that of those 45 manufacturers approximately 15 manufacture homes of the same type as Nobility and compete in the same market area.

Prestige Home Centers and Majestic Homes are our Company owned retail sales centers which operate 19 retail sales centers in north and central Florida: Ocala (three), St. Augustine, Chiefland, Tallahassee, Tampa, Lake City, Auburndale, Inverness, Hudson, Tavares, Jacksonville, Yulee, Fort Walton, Pace, Panama City, Punta Gorda and Sebastian. Prestige executive offices are located at our corporate headquarters in Ocala, Florida. Each of Prestige's retail sales centers is located within 350 miles of one of our two manufacturing facilities.

Prestige's wholly-owned subsidiary, Mountain Financial, Inc., is an independent insurance agent and mortgage broker, provides mortgage brokerage services, automobile, extended warranty coverage and property and casualty insurance to Prestige customers in connection with their purchase and financing of manufactured homes.

Majestic 21, Nobility's joint venture with 21st Mortgage Corporation and subsidiaries provides mortgage financing to retail customers who purchase Nobility's manufactured homes at Prestige retail sales centers. This joint venture, which originates and services loans, has given Prestige more control over the financing aspect of the retail home sales process and allowed it to offer better services to its retail customers.

SUMMARY OF FINANCIAL DATA

For each of the five years in the period ended November 5, 2005



Total Assets
(in 000's)
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$25,741
$27,496
$32,705
$39,975
$45,057
2001
2002
2003
2004
2005



Net Sales
(in 000's)
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$30,288
$37,916
$39,229
$50,019
$56,711
2001
2002
2003
2004
2005



Gross Margin
30.0%
29.0%
28.0%
27.0%
26.0%
25.0%
24.0%
23.0%
27.9%
25.9%
25.2%
26.0%
29.0%
2001
2002
2003
2004
2005



Operating Margin
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
9.9%
10.4%
10.4%
12.4%
14.7%
2001
2002
2003
2004
2005



Diluted Earnings Per Share
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.58
$0.76
$0.77
$1.13
$1.49
2001
2002
2003
2004
2005



Cash Dividends Declared
(per share)
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
$0.00
$0.00
$0.10
$0.20
$0.30
2001
2002
2003
2004
2005

Fiscal year 2005 was another excellent year for Nobility Homes. Your Company reported record sales and operating results for the fiscal year ended November 5, 2005. Net sales for the year were a record $56,710,925 up 13% from sales of $50,018,542 for fiscal year 2004. The increase in sales was primarily due to the strong growth in the Company's retail sales. Management was successful this year in executing your Company's principal strategy of increasing the sales and earnings of our own Company's distribution network, Prestige Home Centers.

Income from operations was up 35% for fiscal year 2005 to $8,342,410 from $6,200,844 in the same period a year ago. Net income after taxes for the year improved 33% to $6,172,217 compared to $4,632,809 for fiscal year 2004. Earnings per diluted share in the current year increased 32% to $1.49 versus $1.13 last year. The earnings improvement is reflective of the strong operating leverage inherent in our vertical integration strategy and your Company's solid position in the dynamic Florida housing market.

Your Company's financial position continued to improve during fiscal year 2005 and remains very strong with cash and cash equivalents of $14,368,183, short and long-term investments of $12,247,591 and no outstanding debt. Working capital is $17,555,635 and our ratio of current assets to current liabilities is 3.2:1. Shareholders' equity was up 18% to $37,069,462 and the book value per share of common stock increased to $9.13. The return on average shareholders' equity was 18% and the return on average assets was 15%, both outstanding percentages for our industry. Guided by our philosophy of improving Nobility's strong balance sheet and maintaining tight operational controls, management remains committed to improving and protecting your corporate assets.

Based upon the record sales and operating results for fiscal 2005, plus the strong financial strength of your Company, the Board of Directors declared an annual cash dividend of $0.30 per common share for fiscal year 2005, an increase of 50% over the $.20 per share declared last fiscal year. The cash dividend was paid on January 13, 2006 to stockholders of record as of January 3, 2006. The Board of Directors of your Company has authorized management to repurchase Nobility stock from time-to-time in the open market to help offset the earnings dilution resulting from stock options granted to key employees under the Company's stock option plan and, also, when the stock appears undervalued. The Company purchased 24,200 shares of its common stock during fiscal year 2005, but is authorized by the Company's Board of Directors to purchase up to 100,000 additional shares of the Company's stock in the open market.

Sales for fiscal year 2005, although a record year, were adversely impacted by the volatile pricing in lumber, OSB, sheetrock, steel and oil related products and services. Overall, most construction materials, including materials used in the set-up of our homes, have increased or fluctuated widely in price over the past year with little price stability in sight. Nobility continues to out-perform the industry, however in the near term we anticipate continued pressure on both sales and earnings resulting from these factors. Management remains optimistic for fiscal 2006, convinced that our specific geographic market is one of the best long-term growth areas in the country and because of the strong operating leverage inherent in the Company. With an improving economy, declining unemployment claims, and increasing but still low interest rates in 2006, management expects the demand for our homes to grow. Increased demand should also result from building replacement homes due to the hurricanes. The Company is well positioned to capitalize on the demand in the future by controlling the retail distribution, financing, and insuring of our homes and by being financially sound to take advantage of opportunities as they develop. Long-term demographic trends continue to favor the growth of our market area, and for our new fiscal year, we will emphasize more growth in sales and earnings from the Company's retail sales centers as we continue to build the largest and best retail distribution network in Florida seeking a greater share of the home buyers.

We gratefully acknowledge the wise counsel of the Board of Directors, officers and friends of the Company and express our appreciation to all employees for their dedication in striving to achieve your Company's goals. Our appreciation is also extended to our retail distribution network, customers and suppliers for their support and loyalty. We sincerely thank our shareholders for their continued investment confidence in Nobility and pledge our efforts to maintain and guard that trust. With this confidence and support, we firmly believe your Company has the human, financial and physical resources to meet the challenges ahead and the enthusiasm and determination to capitalize upon new opportunities as they develop.

Terry E. Trexler
Chairman of the Board and President

Thomas W. Trexler
Executive Vice President and Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

November 5, 2005 and November 6, 2004

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 14,368,183	$ 14,588,332
Short-term investments	414,526	777,042
Accounts receivable	250,376	1,869,449
Inventories	9,549,486	6,908,557
Prepaid income taxes	248,958	-
Prepaid expenses and other current assets	484,109	397,179
Deferred income taxes	225,245	392,594
Total current assets	25,540,883	24,933,153
Property, plant and equipment, net	3,791,558	3,265,042
Long-term investments	11,833,065	8,342,382
Other investments	1,819,494	1,446,012
Other assets	2,071,862	1,988,882
Total assets	$ 45,056,862	$ 39,975,471
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,390,218	$ 1,494,163
Accrued compensation	1,311,854	1,031,819
Accrued expenses and other current liabilities	1,318,657	977,848
Income taxes payable	-	617,737
Customer deposits	3,964,519	4,327,647
Total current liabilities	7,985,248	8,449,214
Deferred income taxes	2,152	152,630
Total liabilities	7,987,400	8,601,844
Commitments and contingent liabilities (Note 14)		
Stockholders' equity:		
Preferred stock, $.10 par value, 500,000 shares authorized; none issued and outstanding	-	-
Common stock, $.10 par value, 10,000,000 shares authorized; 5,364,907 shares issued and outstanding in 2005 and 2004	536,491	536,491
Additional paid-in capital	9,005,610	8,719,130
Retained earnings	35,096,462	29,732,071
Accumulated other comprehensive income	174,027	77,788
Less treasury stock at cost, 1,306,182 and 1,334,361 shares, respectively, in 2005 and 2004	(7,743,128)	(7,691,853)
Total stockholders' equity	37,069,462	31,373,627
Total liabilities and stockholders' equity	$ 45,056,862	$ 39,975,471

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended November 5, 2005, November 6, 2004 and November 1, 2003

	2005	2004	2003
Net sales	$ 56,710,925	$ 50,018,542	$ 39,229,156
Cost of goods sold	(40,243,309)	(37,013,892)	(29,362,197)
Gross profit	16,467,616	13,004,650	9,866,959
Selling, general and administrative expenses	(8,125,206)	(6,803,806)	(5,789,361)
Operating income	8,342,410	6,200,844	4,077,598
Other income:			
Interest income	598,904	376,753	211,018
Undistributed earnings in joint venture - Majestic 21	373,482	342,509	220,148
Receipt of stock in connection with demutualization of insurance company	-	-	167,930
Miscellaneous	57,421	112,703	56,785
Total other income	1,029,807	831,965	655,881
Income before provision for income taxes	9,372,217	7,032,809	4,733,479
Provision for income taxes	(3,200,000)	(2,400,000)	(1,655,000)
Net income	6,172,217	4,632,809	3,078,479
Other comprehensive income, net of tax:			
Unrealized investment gains	96,239	42,272	35,516
Comprehensive income	$ 6,268,456	$ 4,675,081	$ 3,113,995
Weighted average number of shares outstanding			
Basic	4,043,394	4,016,797	3,996,424
Diluted	4,134,923	4,116,337	4,021,996
Earnings per share			
Basic	$ 1.53	$ 1.15	$ 0.77
Diluted	$ 1.49	$ 1.13	$ 0.77
Cash dividends paid per common share	$ 0.20	$ 0.10	$ -

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended November 5, 2005, November 6, 2004 and November 1, 2003

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at 11/2/2002	4,017,213	$ 536,491	$ 8,629,144	$ 22,421,883	$ -	$ (7,808,626)	$ 23,778,892
Purchase of treasury stock	(29,700)	-	-	-	-	(260,158)	(260,158)
Exercise of employee stock options	19,635	-	(16,759)	-	-	172,003	155,244
Payment of employee benefit plan expenses with treasury stock	3,096	-	1,255	-	-	27,090	28,345
Unrealized investment gains	-	-	-	-	35,516	-	35,516
Net income	-	-	-	3,078,479	-	-	3,078,479
Balance at 11/1/2003	4,010,244	536,491	8,613,640	25,500,362	35,516	(7,869,691)	26,816,318
Exercise of employee stock options	20,302	-	29,738	-	-	177,838	207,576
Cash dividends paid	-	-	-	(401,100)	-	-	(401,100)
Income tax reduction due to the exercise of employee stock options	-	-	75,752	-	-	-	75,752
Unrealized investment gains	-	-	-	-	42,272	-	42,272
Net income	-	-	-	4,632,809	-	-	4,632,809
Balance at 11/6/2004	4,030,546	536,491	8,719,130	29,732,071	77,788	(7,691,853)	31,373,627
Purchase of treasury stock	(24,200)	-	-	-	-	(494,925)	(494,925)
Exercise of employee stock options	52,143	-	(29,589)	-	-	441,650	412,061
Cash dividends paid	-	-	-	(807,826)	-	-	(807,826)
Income tax reduction due to the exercise of employee stock options	-	-	316,069	-	-	-	316,069
Payment of employee benefit plan expenses with treasury stock	236	-	-	-	-	2,000	2,000
Unrealized investment gains	-	-	-	-	96,239	-	96,239
Net income	-	-	-	6,172,217	-	-	6,172,217
Balance at 11/5/2005	4,058,725	$ 536,491	$ 9,005,610	$ 35,096,462	$ 174,027	$ (7,743,128)	$ 37,069,462

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended November 5, 2005, November 6, 2004 and November 1, 2003

	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 6,172,217	$ 4,632,809	$ 3,078,479
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	297,114	288,942	232,377
Deferred income taxes	291,695	318,438	130,634
Undistributed earnings in joint venture - Majestic 21	(373,482)	(342,509)	(220,148)
Distributions from joint venture - Majestic 21	-	100,500	36,400
Loss on disposal of property, plant and equipment	11,417	2,775	-
Increase in cash surrender value of life insurance	(82,980)	(111,001)	(91,480)
Payment of employee benefit plan expenses with treasury stock	2,000	-	28,345
Decrease (increase) in:			
Accounts receivable	1,619,073	226,679	(1,021,647)
Inventories	(2,640,929)	(350,898)	31,417
Prepaid income taxes	(248,958)	-	-
Prepaid expenses and other current assets	(86,930)	103,835	(132,885)
(Decrease) increase in:			
Accounts payable	(103,945)	9,166	306,602
Accrued compensation	280,035	507,035	(179,338)
Accrued expenses and other current liabilities	340,809	220,350	39,798
Income taxes payable	(617,737)	(272,938)	890,675
Customer deposits	(363,128)	2,097,014	1,113,368
Net cash provided by operating activities	4,496,271	7,430,197	4,242,597
Cash flows from investing activities:			
Purchase of investments	(3,490,683)	(3,591,860)	(5,556,859)
Purchase of property, plant and equipment	(849,655)	(420,253)	(420,787)
Proceeds from maturity of investments	500,000	125,000	-
Proceeds from repayment of receivable from officer	-	597,024	-
Proceeds from the sale of property, plant and equipment	14,608	-	-
Net cash used in investing activities	(3,825,730)	(3,290,089)	(5,977,646)
Cash flows from financing activities:			
Payment of cash dividends	(807,826)	(401,100)	-
Proceeds from exercise of employee stock options	412,061	207,576	155,244
Purchase of treasury stock	(494,925)	-	(260,158)
Net cash used in financing activities	(890,690)	(193,524)	(104,914)
(Decrease) increase in cash and cash equivalents	(220,149)	3,946,584	(1,839,963)
Cash and cash equivalents at beginning of year	14,588,332	10,641,748	12,481,711
Cash and cash equivalents at end of year	$ 14,368,183	$ 14,588,332	$ 10,641,748
Supplemental disclosure of cash flow information			
Income taxes paid	$ 3,817,000	$ 2,292,000	$ 620,000
Non-cash investing and financing activities:			
Income tax reduction due to the exercise of employee stock options	$ 316,069	$ 75,752	$ -
Receipt of stock in connection with demutualization of insurance company	$ -	$ -	$ 167,930

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I. REPORTING ENTITY AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Nobility Homes, Inc. ("Nobility"), its wholly-owned subsidiary, Prestige Home Centers, Inc. ("Prestige") and Prestige's wholly-owned subsidiaries, Mountain Financial, Inc., an independent insurance agency and mortgage broker, and Majestic Homes, Inc., (collectively the "Company"). The Company is engaged in the manufacture and sale of manufactured homes to various dealerships, including its own retail sales centers, and manufactured housing communities throughout Florida. The Company has two manufacturing plants located in and near Ocala, Florida. Prestige currently operates nineteen Florida retail sales centers: Ocala (3), St. Augustine, Chiefland, Tallahassee, Tampa, Lake City, Auburndale, Inverness, Hudson, Tavares, Jacksonville, Yulee, Fort Walton, Pace, Panama City, Punta Gorda and Sebastian.

All intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the first Saturday on or after October 31. The years ended November 5, 2005 and November 1, 2003 consisted of fifty-two week periods. The year ended November 6, 2004 consisted of a fifty-three week period.

REVENUE RECOGNITION

The Company recognizes revenue for the majority of retail sales upon the occurrence of the following:

- Its receipt of a down payment (or with cash sales, its receipt of total payments),
- Construction of the home is completed,
- Title having passed to the retail home buyer,
- Funds having been deposited in the Company's bank account,
- The home having been delivered and set up at the retail home buyer's site, and
- Completion of any other significant obligations.

The Company recognizes revenues to independent dealers upon receiving wholesale floor plan financing or establishing retail credit approval for terms, shipping of the home, and transferring title and risk of loss to the independent dealer. For wholesale shipments to independent dealers, the Company has no obligation to set up the home or to complete any other significant obligations.

Through its wholly-owned subsidiary, Mountain Financial, Inc., an independent insurance agent and mortgage broker, the Company provides mortgage brokerage services, automobile, extended warranty coverage and casualty insurance to the retail home buyer in connection with their purchase and financing of manufactured homes.

Approximately 61%, 56% and 48% of the Company's installment sales contracts in fiscal years 2005, 2004 and 2003, respectively, which are normally payable over 84 to 360 months, were financed by Majestic 21, the Company's joint venture financing partnership (see Note 3).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of November 5, 2005 and November 6, 2004, approximately $9,774,000 and $11,161,000, respectively, of the cash and cash equivalents were held in the form of municipal and other debt securities. All of the municipal and other debt securities are held by one trustee bank, are backed by letters of credit provided by the issuers and are due on demand at the original purchase price paid by the Company.

INVESTMENTS

The Company's investments consist of municipal and other debt securities as well as equity securities of a public company. Investments with maturities of less than one year are classified as short-term investments. Debt securities that the Company has the positive intent and ability to hold until maturity are accounted for as "held-to-maturity" securities and are carried at amortized cost. The Company's equity investment in a public company is classified as "available-for-sale" and carried at fair value. Unrealized gains on the available-for-sale securities, net of taxes, are recorded in accumulated other comprehensive income.

The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the accompanying consolidated statements of income.

INVENTORIES
Inventories are carried at the lower of cost or market. Cost of finished home inventories is determined on the specific identification method. Other inventory costs are determined on a first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Routine maintenance and repairs are charged to expense when incurred. Major replacements and improvements are capitalized. Gains or losses are credited or charged to earnings upon disposition.

OTHER INVESTMENTS
The Company owns a 50% interest in a joint venture, Majestic 21, engaged in providing mortgage financing on manufactured homes. This investment is accounted for using the equity method of accounting (see Note 3). The Company also participates in a finance revenue sharing agreement with a corporation in providing mortgage financing on manufactured homes sold through the Company's retail sales centers. In connection with the finance revenue sharing agreement, the Company has made a deposit of $250,000, which is included in other investments in the accompanying consolidated balance sheets.

IMPAIRMENT OF LONG-LIVED ASSETS
In the event that facts and circumstances indicate that the carrying value of a long-lived asset may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down is required. If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

GOODWILL – ADOPTION OF FAS STATEMENT 142
Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, ("FAS 142") effective November 3, 2002. FAS 142 requires the Company to compare the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis to its carrying amount on an annual basis to determine if there is potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of goodwill within the reporting unit is less than its carrying value. The approach to evaluating the recoverability of goodwill as outlined in FAS 142 requires the use of valuation techniques utilizing estimates and assumptions about projected future operating results and other variables. FAS 142 also requires entities to discontinue the amortization of goodwill, including amortization of goodwill acquired in past business combinations. Accordingly, the Company no longer amortized goodwill beginning in fiscal year 2003 (see Note 6).

Goodwill, net of accumulated amortization, totaled $298,708 and accumulated amortization of goodwill totaled $185,669 for fiscal years 2005 and 2004.

WARRANTY COSTS
The Company provides for a warranty as the manufactured homes are sold. Amounts related to these warranties for fiscal years 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Beginning accrued warranty expense	$ 185,000	$ 165,000	$ 165,000
Less: reduction for payments	(861,000)	(626,300)	(492,400)
Plus: additions to accrual	891,000	646,300	492,400
Ending accrued warranty expense	$ 215,000	$ 185,000	$ 165,000

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of those instruments. The carrying amount and fair market value of the Company's short and long-term investments at November 5, 2005 and November 6, 2004 are as follows:

	2005	2004
Carrying amount	$ 12,247,591	$ 9,119,424
Fair value	12,069,701	9,196,012

STOCK-BASED COMPENSATION

SFAS No. 123, Accounting for Stock-Based Compensation ("FAS 123"), encourages the use of a fair-value method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting. As allowed by FAS 123, the Company has elected to account for our stock-based compensation plans under an intrinsic value method that requires compensation expense to be recorded only if, on the grant date, the current market price of our common stock exceeds the exercise price the employee must pay for the stock. The Company's policy is to grant stock options at the fair market value of our underlying stock at the date of grant.

The Company has adopted the disclosure-only provisions of FAS 123. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's Plan been determined based on the fair value at the grant date, as prescribed by FAS 123, the Company's net income and earnings per share would have been as follows:

	2005	2004	2003
Net income, as reported	$ 6,172,217	$ 4,632,809	$ 3,078,479
Add: Stock-based employee expense included in net income, net of related tax effects	-	-	18,424
Deduct: Total stock-based employee compensation expense determined under fair value based method net of related tax effects	(21,052)	(19,954)	(32,468)
Pro forma net income	$ 6,151,165	$ 4,612,855	$ 3,064,435
Basic earnings per share:			
As reported	$ 1.53	$ 1.15	$ 0.77
Pro forma	$ 1.52	$ 1.15	$ 0.77
Diluted earnings per share:			
As reported	$ 1.49	$ 1.13	$ 0.77
Pro forma	$ 1.49	$ 1.12	$ 0.76

REBATE PROGRAM

The Company has a rebate program for all dealers which pays rebates based upon sales volume to the dealers. Volume rebates are recorded as a reduction of sales in the accompanying consolidated financial statements. The rebate liability is calculated and recognized as eligible homes are sold based upon factors surrounding the activity and prior experience of specific dealers and is included in accrued expenses in the accompanying consolidated balance sheets (see Note 8).

ADVERTISING

Advertising for Prestige retail sales centers consists primarily of newspaper, radio and television advertising. All costs are expensed as incurred. Advertising expense amounted to approximately $458,000, $455,000 and $470,000 for fiscal years 2005, 2004 and 2003, respectively.

INCOME TAXES

The Company accounts for income taxes utilizing the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

EARNINGS PER SHARE

These financial statements include "basic" and "diluted" earnings per share information for all periods presented. Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, adjusted for dilutive common shares. Diluted earnings per share calculations include dilutive common share stock options of 91,529, 99,540 and 25,572 for fiscal years 2005, 2004 and 2003, respectively. Stock options to purchase 7,810 shares of common stock for the fiscal year 2003 were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

SHIPPING AND HANDLING COSTS

Net sales include the revenue related to shipping and handling charges billed to customers. The related costs associated with shipping and handling are included as a component of cost of goods sold.

COMPREHENSIVE INCOME

Comprehensive income includes net income as well as additional other comprehensive income. The Company's other comprehensive income consists of unrealized gains on available-for-sale securities, net of tax.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board ("FASB") issued FAS 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 ("FAS 151"). FAS 151 amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that these costs be recognized as current period charges regardless of whether they are abnormal. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of manufacturing be based on the normal capacity of the production facilities. The provisions of FAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect this new standard to have a material effect on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, ("FAS 153"), which requires that exchange transactions that lack commercial substance be measured based on the recorded amount less impairment and not on the fair values of the exchanged assets. Exchange transactions that lack commercial substance are transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of FAS 153 become effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this Statement to have a material effect on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, ("FAS 123R"), which requires that the cost resulting for all share-based payment transactions be recognized in the financial statements. FAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in FAS 123. The provisions of FAS 123R are effective as of the beginning of the first interim reporting period that begins after June 15, 2005. The Company does not expect this new standard to have a material effect on its consolidated financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, ("FAS 154"). FAS 154 replaces APB No. 20, "Accounting Changes", and FAS 3, "Reporting Changes in Interim Financial Statements". FAS 154 changes the accounting for, and reporting of, a change in accounting principle. FAS 154 requires retrospective application to the prior period's financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impractical to do so. FAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. Currently, the Company is not aware of any financial impact that the adoption of this Statement will have on its consolidated financial statements.

2. INVESTMENTS

Investments in "held-to-maturity" and "available-for-sale" debt and equity securities at November 5, 2005 and November 6, 2004 were as follows:

	November 5, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-maturity securities (carried at amortized cost):				
Municipal securities	$ 11,833,065	$ 3,168	$ (181,058)	$ 11,655,175
Available-for-sale securities (carried at fair value):				
Debt securities classified as cash equivalents	9,774,000	-	-	9,774,000
Equity securities in a public company	165,519	249,007	-	414,526
Total investments	$ 21,772,584	$ 252,175	$ (181,058)	$ 21,843,701

	November 6, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-maturity securities (carried at amortized cost):				
Municipal securities	$ 8,842,382	$ 89,655	$ (13,067)	$ 8,918,970
Available-for-sale securities (carried at fair value):				
Debt securities classified as cash equivalents	7,160,000	-	-	7,160,000
Equity securities in a public company	165,519	111,523	-	277,042
Total investments	$ 16,167,901	$ 201,178	$ (13,067)	$ 16,356,012

The fair values were estimated based on quoted market prices using current market rates at each respective period end.

Contractual maturities of "held-to-maturity" debt securities at November 5, 2005 and November 6, 2004 were as follows:

	November 5, 2005		November 6, 2004	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Due in less than one year	$ -	$ -	$ 500,000	$ 500,000
Due in 1 - 5 years	9,479,610	9,319,804	5,202,592	5,237,826
Due in 5 - 10 years	2,353,455	2,335,371	3,139,790	3,181,144
	$ 11,833,065	$ 11,655,175	$ 8,842,382	$ 8,918,970

There were no sales of "available-for-sale" securities during the fiscal years 2005 or 2004.

The unrealized losses on municipal securities were primarily due to changes in interest rates. Because the decline in market values of these securities is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not believe any of the unrealized losses represent other than temporary impairment based on evaluations of available evidence as of November 5, 2005. All municipal securities were in an unrealized loss position for 12 months or longer as of November 5, 2005.

A summary of the carrying values and balance sheet classification of all investments in debt and equity securities including "held-to-maturity" and "available-for-sale" securities disclosed above was as follows:

	November 5, 2005	November 6, 2004
Held-to-maturity debt securities	$ -	$ 500,000
Available-for-sale equity securities	414,526	277,042
Short-term investments	414,526	777,042
Available-for-sale debt securities included in cash & cash equivalents	9,774,000	7,160,000
Held-to-maturity debt securities included in long-term investments	11,833,065	8,342,382
Total investments	$ 22,021,591	$ 16,279,424

3. RELATED PARTY TRANSACTIONS

RECEIVABLE FROM OFFICER FOR LIFE INSURANCE PREMIUMS

In previous years, the Company had funded premiums for the President on two split-dollar life insurance policies with a face value of $1,000,000. These policies insure the President and name his family as beneficiaries. The cumulative premiums advanced under these arrangements amounted to approximately $597,000 at November 1, 2003. The advances were non-interest bearing. Net cash surrender value of approximately $1,128,000 at November 1, 2003 was pledged to the Company as collateral for advances under this arrangement. These advances of approximately $597,000 were repaid to the Company during fiscal year 2004.

AFFILIATED ENTITIES

TLT, Inc.

The President and Chairman of the Board of Directors ("President") and the Executive Vice President each own 50% of the stock of TLT, Inc. TLT, Inc. is the general partner of limited partnerships which are developing manufactured housing communities in Central Florida (the "TLT Communities"). The President owns between a 24.75% and a 49.5% direct and indirect interests in each of these limited partnerships. The Executive Vice President owns between a 49.5% and a 57.75% direct and indirect interests in each of these limited partnerships. The TLT Communities have purchased manufactured homes exclusively from the Company since 1990.

Beginning in 1990 and continuing into 1993, the Company made advances to TLT, Inc. to fund working capital needs of the TLT Communities in return for exclusive sales rights at these communities. These advances are non-interest bearing and were fully reserved in fiscal 1991. The balance of the reserved advances at November 5, 2005 and November 6, 2004 was approximately $232,000.

Investment in Joint Venture – Majestic 21

During fiscal 1997, the Company contributed $250,000 for a 50% interest in a joint venture engaged in providing mortgage financing on manufactured homes. This investment is accounted for under the equity method of accounting.

The following is summarized financial information of the Company's joint venture:

	November 5, 2005	November 6, 2004	November 1, 2003
Total Assets	$ 12,361,812	$ 11,284,661	$ 6,518,794
Total Liabilities	$ 9,347,627	$ 9,017,437	$ 4,163,661
Total Equity	$ 3,014,185	$ 2,267,224	$ 2,355,133
Net Income	$ 746,961	$ 685,018	$ 440,296

Distributions received from the joint venture amounted to $0, $100,500 and $36,400 in fiscal years 2005, 2004 and 2003, respectively. In addition, during fiscal year 2004, $250,000 was transferred for participation in the finance revenue sharing agreement.

Finance Revenue Sharing Agreement

During fiscal 2004, the Company transferred $250,000 from its existing joint venture in Majestic 21 in order to participate in a finance revenue sharing agreement with a corporation who is also the Company's joint venture partner in Majestic 21. In connection with this finance revenue sharing agreement, mortgage financing will be provided on manufactured homes sold through the Company's retail sales centers to customers who qualify for such mortgage financing.

4. INVENTORIES

Inventories at November 5, 2005 and November 6, 2004 are summarized as follows:

	2005	2004
Raw materials	$ 810,550	$ 818,762
Work-in-process	119,932	126,169
Finished homes	8,145,376	5,597,646
Pre-owned manufactured homes	325,887	240,833
Model home furniture	147,741	125,147
	$ 9,549,486	$ 6,908,557

The finished homes, pre-owned manufactured homes and model home furniture are maintained at the Prestige retail sales centers.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, along with their estimated useful lives and related accumulated depreciation, as of November 5, 2005 and November 6, 2004 are summarized as follows:

	Range of Lives in Years	2005	2004
Land	-	$ 1,609,301	$ 1,235,247
Land and leasehold improvements	10-20	665,700	536,159
Buildings and improvements	15-40	2,372,692	2,215,164
Machinery and equipment	3-10	1,301,959	1,221,716
Furniture and fixtures	3-10	655,091	613,680
		6,604,743	5,821,966
Less accumulated depreciation		(2,813,185)	(2,556,924)
		$ 3,791,558	$ 3,265,042

Depreciation expense totaled approximately $297,000, $289,000 and $232,000 for fiscal years 2005, 2004 and 2003, respectively.

6. GOODWILL

Effective November 3, 2002, the Company adopted FAS 142, Goodwill and Other Intangible Assets. Under FAS 142, goodwill is no longer amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This new approach requires the use of valuation techniques and methodologies significantly different from the undiscounted cash flow policy previously followed by the Company.

7. OTHER ASSETS

Other assets at November 5, 2005 and November 6, 2004 are comprised of the following:

	2005	2004
Cash surrender value of life insurance	$ 1,773,154	$ 1,690,174
Goodwill, net (see Note 6)	298,708	298,708
	$ 2,071,862	$ 1,988,882

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities at November 5, 2005 and November 6, 2004 are comprised of the following:

	2005	2004
Accrued sales taxes	$ 284,579	$ 261,306
Accrued volume rebate	185,854	199,475
Accrued warranty expense	215,000	185,000
Other accrued expenses	277,205	320,414
Accrued home setup costs	356,019	11,653
	$ 1,318,657	$ 977,848

9. INCOME TAXES

The provision for income taxes for the years ended November 5, 2005, November 6, 2004 and November 1, 2003 consists of the following:

	2005	2004	2003
Current tax expense:			
Federal	$ 2,715,700	$ 1,766,200	$ 1,366,600
State	468,000	364,300	157,800
	3,183,700	2,130,500	1,524,400
Deferred tax expense	16,300	269,500	130,600
Provision for income taxes	$ 3,200,000	$ 2,400,000	$ 1,655,000

The following table shows the reconciliation between the statutory federal income tax rate and the actual provision for income taxes for the years ended November 5, 2005, November 6, 2004 and November 1, 2003:

	2005	2004	2003
Provision - federal statutory tax rate	$ 3,186,500	$ 2,391,200	$ 1,609,400
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	309,400	250,000	115,000
Permanent differences:			
Tax exempt interest	(224,000)	(118,000)	(75,500)
Other	(71,900)	(123,200)	6,100
Provision for income taxes	$ 3,200,000	$ 2,400,000	$ 1,655,000

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts and the related deferred tax assets and deferred tax liabilities are as follows:

	2005	2004
Gross deferred tax assets:		
Allowance for doubtful accounts	$ 87,300	$ 87,300
Inventories	63,900	52,700
Other assets	133,173	182,994
Accrued expenses	80,900	69,600
Total deferred tax assets	365,273	392,594
Gross deferred tax liabilities:		
Depreciation	(112,828)	(130,930)
Amortization	(29,352)	(21,700)
Net deferred tax asset	$ 223,093	$ 239,964

These amounts are included in the accompanying consolidated balance sheets under the following captions:

	2005	2004
Current assets:		
Deferred tax assets	$ 225,245	$ 392,594
Non-current liabilities:		
Deferred tax liabilities	(2,152)	(152,630)
Net deferred tax asset	$ 223,093	$ 239,964

The Company believes that it is more likely than not that the net deferred tax assets of $223,093 at November 5, 2005 will be realized on future tax returns, primarily from the generation of future taxable income.

10. FINANCING AGREEMENTS

REVOLVING CREDIT AGREEMENT

The Company maintains a revolving credit agreement (the "Agreement") with a bank which provides for borrowings of up to $4,000,000. The Agreement provides for interest at the bank prime rate less 0.5% (6.50% at November 5, 2005) on the outstanding balance. The Agreement is uncollateralized, due on demand and includes certain restrictive covenants relating to tangible net worth and acquiring new debt. There are no commitment fees or compensating balance arrangements associated with the Agreement. At November 5, 2005 and November 6, 2004, there were no borrowings outstanding under the Agreement.

11. STOCKHOLDERS' EQUITY

Authorized preferred stock may be issued in series with rights and preferences designated by the Board of Directors at the time it authorizes the issuance of such stock. The Company has never issued any preferred stock. Treasury stock is recorded at cost and is presented as a reduction of stockholders' equity in the accompanying consolidated financial statements. The Company repurchased 24,200, 0 and 29,700 shares of its common stock during fiscal years 2005, 2004 and 2003, respectively. These shares were acquired for general corporate purposes. The Company reissued 52,379, 20,302 and 22,731 shares of treasury stock during fiscal years 2005, 2004 and 2003, respectively, for employee stock option exercises and the payment of employee benefit plan expenses.

12. STOCK OPTION PLAN

During fiscal 1996, the Company's Board of Directors adopted a stock incentive plan (the "Plan"), which authorizes the issuance of options to purchase common stock. The Plan provides for the issuance of options to purchase up to 495,000 shares of common stock to employees and directors. Options granted are exercisable after one or more years and expire no later than six to ten years from the date of grant or upon termination of employment, retirement or death. Options available for future grant were 329,085 and 301,192 at November 5, 2005 and November 6, 2004. Options were held by 14 persons at November 5, 2005.

Information with respect to options granted at November 5, 2005 is as follows:

	Number of Shares	Stock Option Price Range	Weighted Average Exercise Price
Outstanding at 11/2/2002	215,160	$ 5.50 - 12.81	$ 8.10
Granted	11,550	8.83	8.83
Exercised	(19,635)	7.73	7.73
Canceled	(6,515)	5.50 - 12.81	7.93
Outstanding at 11/1/2003	200,560	5.50 - 12.81	8.18
Granted	17,200	11.42	11.42
Exercised	(20,302)	5.50 - 17.61	10.17
Canceled	(3,650)	8.30 - 11.42	10.64
Outstanding at 11/6/2004	193,808	5.50 - 11.42	8.26
Granted	26,400	23.76	23.76
Exercised	(52,143)	5.50 - 11.42	7.89
Canceled	(2,150)	6.00 - 11.42	9.58
Outstanding at 11/5/2005	165,915	$ 6.00 - 23.76	$ 10.82

The following table summarizes information about the Plan's stock options at November 5, 2005:

	Options Outstanding			Options Exercisable	
Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.00	3,548	1	$ 6.00	3,548	$ 6.00
8.03	106,600	1	8.03	106,600	8.03
8.30	5,820	2	8.30	5,820	8.30
8.83	10,047	3	8.83	10,047	8.83
11.42	13,500	4	11.42	13,500	11.42
23.76	26,400	5	23.76	-	23.76
	165,915	2	$ 10.82	139,515	$ 10.82

The fair value of each option is determined using the Black-Scholes option-pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option exercise price for each grant. The expected volatility was determined considering stock prices for the fiscal year the grant occurred and prior fiscal years. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term equal to the remaining term for each grant. The expected life of the option was estimated based on the exercise history from previous grants.

The weighted-average assumptions used in the Black-Scholes model were as follows:

	Stock Option Granted in Fiscal Year		
	2005	2004	2003
Risk-free interest rate	4.3%	3.3%	3.3%
Expected volatility of stock	45%	45%	45%
Dividend yield	1.2%	1.1%	0%
Expected option life	2 – 4 years	2 – 4 years	2 – 4 years

13. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution retirement plan (the "Plan") qualifying under Section 401(k) of the Internal Revenue Code. The Plan covers employees who have met certain service requirements. The Company makes a matching contribution of 15% of an employee's contribution up to a maximum of 3% of an employee's compensation. The Company's contribution charged to operations was approximately $40,000, $24,000 and $23,000 in fiscal years 2005, 2004 and 2003, respectively.

14. COMMITMENTS AND CONTINGENT LIABILITIES

OPERATING LEASES

The Company leases the property for several Prestige retail sales centers from various unrelated entities under operating lease agreements expiring through November 2007. The Company also leases certain equipment under unrelated operating leases. These leases have varying renewal options. Total rent expense for operating leases, including those with terms of less than one year, amounted to approximately $623,000, $575,000 and $639,000 in fiscal years 2005, 2004 and 2003, respectively.

Future minimum payments by year and in the aggregate, under the aforementioned leases and other non-cancelable operating leases with initial or remaining terms in excess of one year, as of November 5, 2005 are as follows:

Fiscal Year Ending	
2006	244,000
2007	78,000
2008	40,000

REPURCHASE AGREEMENTS

The Company is contingently liable under terms of repurchase agreements covering dealer floor plan financing arrangements. These arrangements, which are customary in the industry, provide for the repurchase of homes sold to dealers in the event of default on payments by the dealer to the dealer's financing source. The contingent liability under these agreements amounted to approximately $617,000 and $1,363,000 at November 5, 2005 and November 6, 2004, respectively. The risk of loss is spread over numerous dealers and financing institutions and is further reduced by the resale value of any homes which may be repurchased. There were no homes repurchased in fiscal years 2005, 2004 or 2003.

INCOME TAX MATTERS

The Company has been subject to an ongoing Internal Revenue Service ("IRS") examination for the years ended November 6, 2004 and November 1, 2003. The IRS Agent's report for fiscal years 2004 and 2003 proposes additional taxes of approximately $426,000 and $732,000, respectively, which relates to a potential accumulated earnings tax. Management intends to vigorously contest the IRS Agent's position. Accordingly, no accrual has been made in the accompanying consolidated financial statements for the contested tax adjustments since the ultimate liability, if any, cannot be reasonably estimated at this time. Any ultimate liability related to this accumulated earnings tax is not expected to be material in relation to the consolidated financial position of the Company, but could be material in relation to the earnings of the period in which a determination occurs.

OTHER CONTINGENT LIABILITIES

Certain claims and suits arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

15. QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended November 5, 2005 and November 6, 2004.

	First	Second	Third	Fourth
Year ended November 5, 2005				
Net sales	$ 11,511,134	$ 15,529,132	$ 13,652,618	$ 16,018,041
Cost of goods sold	8,299,701	10,960,299	9,744,681	11,238,628
Net income	1,072,780	1,692,002	1,500,744	1,906,691
Earnings per share				
Basic	0.27	0.42	0.37	0.47
Diluted	0.26	0.41	0.37	0.46
Dividends per common share	0.20	-	-	-
Year ended November 6, 2004				
Net sales	$ 10,198,241	$ 13,112,600	$ 12,310,878	$ 14,396,823
Cost of goods sold	7,611,701	9,778,658	9,070,731	10,552,802
Net income	783,881	1,153,357	1,220,138	1,475,433
Earnings per share				
Basic	0.19	0.29	0.30	0.37
Diluted	0.19	0.28	0.30	0.36
Dividends per common share	0.10	-	-	-

The sum of quarterly earnings per share amounts does not necessarily equal earnings per share for the year. In addition, the receipt of stock during fiscal year 2003 in connection with the demutualization of an insurance company in the amount of approximately $168,000 was recorded as other income during the fourth quarter of fiscal year 2003.

16. SUBSEQUENT EVENT (UNAUDITED)

Subsequent to November 5, 2005, the Company's Board of Directors declared an annual cash dividend of $0.30 per common share, paid on January 13, 2006 to stockholders of record as of January 3, 2006.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and
Stockholders of Nobility Homes, Inc.

We have audited the accompanying consolidated balance sheets of Nobility Homes, Inc. and Subsidiaries (the "Company") as of November 5, 2005 and November 6, 2004, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended November 5, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nobility Homes, Inc. and Subsidiaries as of November 5, 2005 and November 6, 2004, and the results of their operations and their cash flows for each of the three years in the period ended November 5, 2005, in conformity with U.S. generally accepted accounting principles.

Tedder, James, Worden + Associates, P.A.

Orlando, Florida
December 21, 2005, except for the
income taxes matters paragraph of
Note 14, as to which the date is
January 23, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

GENERAL

General

Nobility's primary focus is homebuyers who generally purchase their manufactured homes from retail sales centers to locate on property they own. Nobility has aggressively pursued this market through its Prestige retail sales centers. While Nobility actively seeks to make wholesale sales to independent retail dealers, its presence as a competitor limits potential sales to dealers located in the same geographic areas serviced by its Prestige retail sales centers.

Nobility has also aggressively targeted the retirement community market, which is made up of retirees moving to Florida and typically purchasing homes to be located on sites leased from park communities offering a variety of amenities. Sales are not limited by the presence of the Company's Prestige retail sales centers in this type of arrangement, as the retirement community sells homes only within their community.

Nobility sold 1,044 homes in fiscal 2005, of which 259 homes, representing sales of $7,593,725, were sold to independent dealers. Nobility sold 1,028 homes in fiscal 2004, of which 435 homes, representing sales of $12,029,893, were sold to independent dealers. Nobility sold 831 homes in fiscal 2003, of which 336 homes, representing sales of $8,427,790, were sold to independent dealers. The balance of Nobility sales in fiscal 2005, 2004 and 2003, representing 82.7%, 72.1% and 74.7% of net sales, respectively, were made on a retail basis through the Company's retail sales centers.

Nobility has a product line of approximately 100 active models. Although market demand can fluctuate on a fairly short-term basis, the manufacturing process is such that Nobility can alter its product mix relatively quickly in response to changes in the market. During fiscal 2005, 2004 and 2003, Nobility's product mix was affected by the number of "Special Edition" homes marketed by Prestige and by larger, more expensive multi-wide homes resulting from the availability of varied types of financing at competitive rates. Most family buyers today purchase three-, four- or five-bedroom manufactured homes, compared with the two-bedroom home that typically appeals to the retirement buyers who reside in the manufactured housing communities.

Majestic 21, Nobility's joint venture with 21st Mortgage Corporation provides mortgage financing to retail customers who purchase Nobility's manufactured homes at Prestige retail sales centers. This joint venture, which originates and services loans, has given Prestige more control over the financing aspect of the retail home sales process and allowed it to offer better services to its retail customers. Management believes that the joint venture gives Prestige an additional potential for profit by providing finance products to retail customers. In addition, management believes that Prestige has more input in the design of unique finance programs for prospective homebuyers, and that the joint venture has resulted in more profitable sales at its Prestige retail sales centers. In an effort to make manufactured homes more competitive with site-built housing, financing packages are available to provide (1) 30-year financing, (2) an interest rate reduction program, (3) combination land/manufactured home loans, and (4) a 5% down payment program for qualified buyers. Prestige also maintains eight outside financing sources that provide financing to retail homebuyers for its manufactured homes.

Prestige's wholly-owned subsidiary, Mountain Financial, Inc., is an independent insurance agent and mortgage broker, provides mortgage brokerage services, automobile, extended warranty coverage and property and casualty insurance to Prestige customers in connection with their purchase and financing of manufactured homes.

The years ended November 5, 2005 and November 1, 2003 consisted of a fifty-two (52) week period. The year ended November 6, 2004 consisted of a fifty-three (53) week period.

Results of Operation

For fiscal years ended November 5, 2005, November 6, 2004 and November 1, 2003, results of operations are as follows. Net sales in fiscal 2005 were $56,710,925 compared to $50,018,542 in fiscal 2004 and $39,229,156 in fiscal 2003. Net sales increased 13.4% in fiscal 2005, 27.5% in fiscal 2004 and 3.5% in fiscal 2003 as compared to the prior year net sales. The increased sales in fiscal 2005 was primarily due to the 30.1% increase in sales from the Company's retail sales centers. The increased sales in fiscal 2004 was primarily due to the 42.7% increase in sales to outside dealers coupled with an increase of 23.2% in the Company's retail sales centers same store revenues.

Management remains optimistic for fiscal year 2006, convinced that our specific geographic market is one of the best long-term growth areas in the country and because of the strong operating leverage inherent in the Company. With an improving economy, declining unemployment claims, and increasing but still low interest rates in 2006, management expects the demand for our homes to improve. Increased demand should also result from building replacement homes due to the hurricanes. We anticipate continued pressure on both sales and earnings resulting from continuous price increases in lumber and oriented strand board (OSB), sheetrock, steel and oil related products and services. Overall, most construction materials, including materials used in the set-up of our homes, have increased or fluctuated widely in price over the past year with little price stability in sight.

Combined industry-wide shipment of multi-section and single-section homes for the first ten months of calendar 2005 increased approximately 6% from the like period last year and declined 2% in calendar 2004 and 23% in calendar 2003. Florida combined industry shipments of multi-section homes and single-section homes in the first ten months of calendar 2005 increased approximately 23% from the like period last year and increased 9% in calendar 2004 and declined 6% in calendar 2003. The increase in Florida shipments in 2005 was positively impacted by both FEMA purchased temporary housing and customers replacing homes due to the hurricanes in 2004. Approximately 99% of Nobility's home sales are multi-section homes.

Gross profit as a percentage of net sales was 29.0% in fiscal 2005 compared to 26.0% in fiscal 2004 and 25.2% in fiscal 2003. The increase in gross profit, as a percentage of sales, in fiscal year 2005 and 2004 was primarily due to an increase in sales from the Company's retail sales centers and manufacturing operations. The Company also increased the lumber surcharge to off-set higher material costs, primarily in lumber and oriented strand board (OSB), sheetrock, steel and oil-related products and services.

Selling, general and administrative expenses as a percent of net sales were 14.3% in fiscal 2005 compared to 13.6% in fiscal 2004 and 14.8% in fiscal 2003. The increase in selling, general and administrative expenses, as a percent of net sales, resulted from the increase in compensation expenses directly related to the increased sales at the Company's retail sales centers.

The Company earned interest on cash equivalents and investments in the amount of $598,904 for fiscal 2005, $376,753 for fiscal 2004 and $211,018 for fiscal 2003. The increased interest income was primarily due to a change in the investment portfolio to long-term marketable securities to obtain a higher yield.

The Company earned from Majestic 21 $373,481 in fiscal 2005, $342,509 in fiscal 2004 and $220,148 in fiscal 2003. Income reported for Majestic 21 results from the Company's 50% share in the equity in the earnings of this joint venture. Majestic 21 is a financing joint venture accounted for under the equity method of accounting. Income for the joint venture fluctuates based on loan points associated with mortgages. The Company believes that its historical loss experience has been favorable impacted by its ability to resell foreclosed/repossessed units through its network of retail sales centers.

As a result of the factors discussed above, earnings for fiscal 2005 were $6,172,217 or $1.49 per diluted share compared to $4,632,810 or $1.13 per diluted share for fiscal 2004 and $3,078,479 or $.77 per diluted share for fiscal 2003.

Liquidity and Capital Resources

Cash and cash equivalents were $14,368,183 at November 5, 2005 compared to $14,588,332 at November 6, 2004. Short and long-term investments were $12,247,591 at November 5, 2005 compared to $9,119,424 at November 6, 2004. Working capital was $17,555,635 at November 5, 2005 compared to $16,483,939 at November 6, 2004. Nobility owns the entire inventory for its Prestige retail sales centers and does not incur any third party floor plan financing expenses. Inventories increased to $9,549,486 at November 5, 2005 from $6,908,557 at November 6, 2004 primarily due to a planned increase in the number of homes in inventory at the Company's retail sales centers.

Nobility paid an annual cash dividend of $0.20 per common share for fiscal year 2004 on January 14, 2005 in the amount of $807,826 and paid an annual cash dividend of $0.10 per common share for fiscal year 2003 on January 12, 2004 in the amount of $401,100.

Nobility repurchased in the open market 24,200 shares of its common stock for $494,925 during fiscal 2005 and did not repurchase any shares of its common stock during the fiscal year 2004.

Nobility maintains a revolving credit agreement with a major bank providing for borrowing up to $4,000,000. At November 5, 2005 and November 6, 2004, there were no amounts outstanding under this agreement.

Consistent with normal practices, Nobility's operations are not expected to require significant capital expenditures during fiscal year 2006. Working capital requirements for any increase in the new home inventory for existing and additional retail sales centers and any increase in manufacturing capacity will be met with internal sources.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company applies judgment and estimates, which may have a material effect in the eventual outcome of assets, liabilities, revenues and expenses, for accounts receivable, inventory and goodwill. The following explains the basis and the procedure for each asset account where judgment and estimates are applied.

REVENUE RECOGNITION

The Company recognizes revenue for the majority of retail sales upon the occurrence of the following:

- its receipt of a down payment (or with cash sales, its receipt of total payments),
- construction of the home is complete,
- title having passed to the retail home buyer,
- funds having been deposited into the Company's bank account,
- the home having been delivered and set up at the retail home buyer's site, and
- completion of any other significant obligations.

The Company recognizes revenues to independent dealers upon receiving wholesale floor plan financing or establishing retail credit approval for terms, shipping of the home, and transferring title and risk of loss to the independent dealer. For wholesale shipments to independent dealers, the Company has no obligation to setup the home or to complete any other significant obligations.

GOODWILL

Between 1995 and 1998 the Company acquired retail sales centers using the purchase method of accounting. As a result, goodwill is reflected on the consolidated balance sheets. A valuation was performed by the Company and it was determined that the estimated fair value of the goodwill in the accounts exceeded its book value. There is no assurance that the value of the acquired sales centers will not decrease in the future due to changing business conditions.

VENDOR VOLUME REBATES

The Company receives volume rebates from its vendors based upon reaching a certain level of purchased materials during a specified period of time. Volume rebates are estimated based upon annual purchases, and are adjusted quarterly if the accrued volume rebate is applicable.

DEALER VOLUME REBATE

The Company pays a volume rebate to independent dealers based upon the dollar volume of homes purchased and paid for by the dealer in excess of a certain specific dollar amount during a specific time period. Dealer volume rebates are accrued when sales are recognized.

OFF-BALANCE SHEET ARRANGEMENTS

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPE's"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 5, 2005, we are not involved in any material unconsolidated SPE transactions.

CONTRACTUAL OBLIGATIONS

The impact of our contractual obligations as of November 5, 2005 is expected to have on our liquidity and cash flow in future periods is as follows:

	Payments Due By Period		
	Total	Less Than 1 Year	1-3 Years
Operating lease obligations	$362,000	$244,000	$118,000

FORWARD LOOKING STATEMENTS

Certain statements in this report are forward-looking statements within the meaning of the federal securities laws, including our statement that working capital requirements will be met with internal sources. Although Nobility believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, there are risks and uncertainties that may cause actual results to differ materially from expectations. These risks and uncertainties include, but are not limited to, competitive pricing pressures at both the wholesale and retail levels, increasing material costs, continued excess retail inventory, increase in repossessions, changes in market demand, changes in interest rates, availability of financing for retail and wholesale purchasers, consumer confidence, adverse weather conditions that reduce sales at retail centers, the risk of manufacturing plant shutdowns due to storms or other factors, the impact of marketing and cost-management programs, reliance on the Florida economy, impact of labor shortage, impact of materials shortage, increasing labor cost, cyclical nature of the manufactured housing industry, impact of rising fuel costs, catastrophic events impacting insurance costs, availability of insurance coverage for various risks to Nobility, market demographics, management's ability to attract and retain executive officers and key personnel, increased global tensions, market disruptions resulting from terrorist or other attack and any armed conflict involving the United States and the impact of inflation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Certain of the Company's financial instruments are subject to market risk, including interest rate and equity price risks; however, due to the makeup of our investment portfolio this market risk is considered minimal. The Company manages its exposure to these risks through its regular operating and financing activities.

We do not engage in investing in or trading market risk sensitive financial instruments. We also do not purchase for investing, hedging, or for purposes "other than trading" financial instruments that are likely to expose us to significant market risk, whether interest rate, foreign currency, commodity price, or equity price risk. The Company's financial instruments are not currently subject to foreign currency or commodity risk. The Company has no financial instrument held for trading purposes.

We do not have any indebtedness as of November 5, 2005. If we were to borrow from our revolving credit agreement, we would be exposed to changes in interest rates. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes.

COMMON STOCK INFORMATION

Nobility Homes, Inc. is listed on the Nasdaq National Market under the symbol NOBH. The following table shows the high and low sales prices of the Common Stock for each fiscal quarter of 2005 and 2004.

	Fiscal Year Ended			
	November 5, 2005		November 6, 2004	
Quarter	High	Low	High	Low
1st	$ 23.99	$ 19.50	$ 11.77	$ 11.75
2nd	24.00	19.50	17.81	16.52
3rd	28.60	23.00	20.71	20.41
4th	35.50	22.21	22.20	19.95

The Board of Directors declared an annual cash dividend of $0.30 per common share for fiscal year 2005, payable January 13, 2006 to stockholders of record as of January 3, 2006. The Company paid an annual cash dividend of $0.20 per common share for fiscal year 2004, and paid an annual cash dividend of $0.10 per common share for fiscal year 2003. The payment of future cash dividends is within the discretion of the Nobility's Board of Directors and will depend, among other factors, on Nobility's earnings, capital requirements and operating and financial condition.

At January 27, 2006, the approximate number of record holders of Common Stock was 203 (not including individual participants in security position listings).

STOCKHOLDER RETURN PERFORMANCE

The following graph compares the Company's cumulative total stockholder return on its common stock from November 4, 2000 to November 5, 2005 with the cumulative total return of a peer group selected by the Company and the Nasdaq Market Index.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG NOBILITY HOMES, INC.,
NASDAQ MARKET INDEX AND PEER GROUP INDEX



DOLLARS
500
450
400
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
NOBILITY HOMES, INC.
PEER GROUP INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON NOVEMBER 4, 2000
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDED NOVEMBER 5, 2005

(in thousands except per share data)

FISCAL YEAR 2005	First Feb 5	Second May 7	Third August 6	Fourth Nov 5
Net sales	$11,511	$15,529	$13,653	$16,018
Gross profit	3,211	4,567	3,908	4,779
Net income	1,073	1,692	1,501	1,907
Earnings per share				
Basic	.27	.42	.37	.47
Diluted	.26	.41	.37	.46
Dividends per common share	.20	-	-	-

FISCAL YEAR 2004	First Jan 31	Second May 1	Third July 31	Fourth Nov 6
Net sales	$10,198	$13,113	$12,311	$14,397
Gross profit	2,587	3,334	3,240	3,844
Net income	784	1,153	1,220	1,475
Earnings per share				
Basic	.19	.29	.30	.37
Diluted	.19	.28	.30	.36
Dividends per common share	.10	-	-	-

FISCAL YEAR 2003	First Feb 1	Second May 3	Third Aug 2	Fourth Nov 1
Net sales	$8,482	$8,355	$9,465	$12,927
Gross profit	2,223	2,228	2,298	3,118
Net income	600	677	634	1,167
Earnings per share				
Basic	.15	.17	.16	.29
Diluted	.15	.17	.16	.29

Due to rounding, the sum of quarterly earnings per share amounts does not necessarily equal earnings per share for the year.

GENERAL INFORMATION

EXECUTIVE OFFICES

3741 S.W. 7th Street
P.O. Box 1659
Ocala, Florida 34478
Phone (352) 732-5157
Fax (352) 732-3711
www.nobilityhomes.com

MANUFACTURING LOCATIONS

OCALA PLANT
P.O. Box 1838
Ocala, Florida 34478
(352) 732-6110

BELLEVIEW PLANT
P.O. Box 779
Belleview, Florida 34421
(352) 245-5126

GENERAL INFORMATION

DIRECTORS

Terry E. Trexler (66)	Chairman of the Board and President of Nobility for more than five years; Mr. Trexler is also President of TLT, Inc.
Thomas W. Trexler (42)	Executive Vice President and Chief Financial Officer of Nobility since December 1994; President of Prestige Home Centers, Inc. since June 1995; Director of Prestige since 1993 and Vice President from 1991 to June 1995; President of Mountain Financial, Inc. since August 1992; Vice President of TLT, Inc. since September 1991.
Richard C. Barberie (67)	Vice President of Purchasing of Nobility from December 1994 until his retirement in June 1995; Executive Vice President of Nobility for more than five years prior to December 1994.
Robert P. Holliday (67)	President of Chariot Eagle, Inc. (which is engaged in the park model and manufactured home business) since 1984 and President of Chariot Eagle-West, Inc. since 1995.
Robert P. Saltsman (53)	Attorney and CPA in private practice since 1983; prior to 1983 Mr. Saltsman was employed as a CPA by Arthur Andersen & Co. in Orlando, Florida.

OFFICERS

Terry E. Trexler	President
Thomas W. Trexler	Executive Vice-President and Chief Financial Officer
Jean Etheredge	Secretary
Lynn J. Cramer, Jr.	Treasurer

GENERAL SHAREHOLDER'S INFORMATION

Transfer Agent and Registrar	Registrar and Transfer Company, Cranford, New Jersey
Independent Auditors'	Tedder, James, Worden & Associates, P.A., Orlando, Florida
Special Counsel	Foley & Lardner, Jacksonville, Florida
General Counsel	Weiner & Argo, Ocala, Florida
Corporate Offices	3741 S.W. 7th Street, Ocala, Florida 34474

PLEASE TAKE NOTICE that the Annual Meeting of the Shareholders of NOBILITY HOMES, INC. (the "Company") will be held on Friday, the 3rd day of March, 2006, at 10:00 A.M. eastern standard time, at the Ocala Hilton, 3600 S.W. 36th Avenue (I-75 and SR200), Ocala, Florida. All shareholders are cordially invited to attend the meeting.

SEC REPORT INFORMATION

A copy of the Company's current Annual Report filed with the Securities and Exchange Commission (SEC) on Form 10-K may be obtained from the Company free of charge by writing to the Treasurer, Nobility Homes, Inc., P.O. Box 1659, Ocala, Florida 34478 or online at www.NobilityHomes.com. The Financial Statements presented in this Annual Report provide certain supplemental information as required by the SEC.


Prestig
Home Centers, I
FACTORY OUTL
NOW OPEN

Typical Prestige Sales Center



Living Room and Family Room With Two-Sided Fireplace



Typical Kitchen


Pace
Ft. Walton
Tallahassee
Panama City
Lake City
Yulee
Jacksonville
St. Augustine
Chiefland
Ocala
Belleview
Inverness
Tavares
Hudson
Auburndale
Tampa
Sebastian
Punta Gorda
NOBILITY PLANTS
PRESTIGE SALES CENTERS

NOBILITY HOMES, INC

Ocala, Florida

www.NobilityHomes.com